Exhibit 4.01

SPECIMEN CERTIFICATE OF COMMON STOCK

Incorporated under the laws of the State of Nevada

SmartMetric, Inc.

Authorized to issue 100,000,000 shares
50,000,000 Common Shares (Class A)	5,000,000 Preferred Shares
Par value $.001 each	Par value $.01 each

45,000,000 Common Shares
Par value $.001 each

This certifies that                  is the owner of                     fully paid and non-assessable shares of the common shares of SmartMetric, Inc. transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In witness whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation this ___ day of ___ A.D.